INSIDER TRADING POLICY

Exhibit A

INSIDER TRADING POLICY

Background

Each employee or shareholder of Video River Networks, Inc. (OTC: “NIHK”) and its subsidiaries is admonished to open a brokerage account through which (s)he would buy and sell shares of our stocks.  We require our employees to own at least one ($1) thousand dollars’ worth of shares of our common stock during all the time of employment.  A new employee has six months to meet this requirement and could request for advance from the company to meet the requirement.  This requirement is to align all employees’ interest with that of the shareholders.  Our stock is traded on the OTC pink sheet.  There are limited numbers of brokerages that trade in penny stock such as ours.  We believe that the following five brokers offer comparative good services to penny stocks buyers and sellers:

•         TD Ameritrade - $6.95 per OTCBB trade

•         Fidelity - $0 per trade

•         Charles Schwab - $0 per trade

•         Etrade - $0.00

•         TradeStation - $0 per trade (up to 10,000 shares)

All trades by employees or officers and directors of the company must also comply with existing laws and regulations governing such trade.  Knowledge of insider trading prohibition laws is very important to all employees, officers and directors who would engage in trading of our shares.  Unlawful insider trading occurs when a person uses material nonpublic information, obtained through employment or other involvement with a company, to make decisions to trade that company’s securities or to provide that information to others to trade.

Video River Networks and its directors, officers and employees worldwide must act in a manner that does not misuse material financial or other information that has not been publicly disclosed.  Failure to do so breaches our integrity value.  Maintaining the confidence of shareholders and the public markets is important.  The principle underlying this Policy is fairness in dealings with other persons.

1. General Purpose

Federal securities laws prohibit the purchase or sale of securities by persons who are aware of material nonpublic information about a company, as well as the disclosure of material, nonpublic information about a company to others who then trade in the company’s securities. These transactions are commonly known as “insider trading.”

Insider trading violations are heavily pursued by the Securities and Exchange Commission and the U.S. Attorney Offices and are punished.  While the regulatory authorities concentrate their efforts on individuals who trade, or who provide inside information to others who trade, the Federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

The Board of Directors of Video River Networks, Inc. a Nevada corporation, has adopted this Insider Trading Policy (the “Policy”) both to satisfy Video River Networks’s obligation to prevent insider trading and to help Video River Networks personnel avoid the consequences associated with violations of the insider trading laws.  For purposes of this policy, the “Company” includes both Video River Networks and its subsidiaries (hereinafter referred to as Video River Networks, we or us).

This Policy is also intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with Video River Networks, not just so-called “insiders.”  Everyone within Video River Networks has worked very hard over the last decade to establish Video River Networks as a company known for integrity and ethical conduct, and Video River Networks cannot afford to have that reputation damaged.

A copy of this Policy is to be delivered to all current and new employees and consultants upon the commencement of their relationships with Video River Networks.

2. Persons Covered

This Policy applies to directors, officers and employees at all levels of Video River Networks and of each domestic and foreign subsidiary, partnership, venture or other business association that is effectively controlled by Video River Networks directly or indirectly (together, the “Company”) (all persons referred to as “Covered Person(s)”).  This Policy refers to an “insider” and we wish to define it herein.  Insiders of Video River Networks are defined as (a) members of our Board of Directors, corporate officers and employees; (b) consultants to Video River Networks or other persons associated with Video River Networks and/or its subsidiaries, including distributors, sales agents or other partners that may, in the course of their work with Video River Networks, receive access to confidential, material non-public information; and (c) household and immediate family members of those listed in (a) and (b) above.

2.1 Covered persons continued.

No Trading on the Basis of, or Tipping of, Material Nonpublic Information

a.       No Covered Person may trade (defined below), directly or indirectly through family members or other persons or entities, in Video River Networks securities (defined below) unless the director, officer or employee is sure that he or she does not possess material nonpublic information (defined below).

b.      No Covered Person may disclose such information to others who might use it for trading or might pass it along to others who might trade.  This practice, known as “tipping,” can result in the same penalties as trading even though you did not trade (and did not gain any benefit from another trader).

c.       Covered Persons may not trade, directly or indirectly through family members or other persons or entities, in securities of any other entity (including, without limitation, a current or prospective Company customer, supplier, joint venture participant, partner, or party to a potential corporate development transaction) unless they are sure that they do not possess any material nonpublic information about that entity which they obtained in the course of their employment with the Company, such as information about a major contract or merger being negotiated.  Information that is not material to the Company may nevertheless be material to the other entity.

d.      Companies Covered. The prohibition on insider trading in this Policy Statement is not limited to trading in Company Securities. It includes trading in the securities of other firms, such as those with which the Company (a) may be negotiating a major transaction, such as an acquisition, investment or sale or (b) may have a proposed, present or past lending relationship. Information that is not material to the Company may nevertheless be material to one of those other firms.

e.       Transactions Covered. Trading includes purchases and sales of stock, derivative securities such as any options (including puts and calls), warrants, preferred stock and debt securities (debentures, bonds and notes) of Video River Networks (collectively, “Company Securities”).

2.1 Other Prohibited Transactions:

a.       Covered Persons may not trade, directly or indirectly through family members or other persons or entities, in aluminum financial derivatives instruments (including forwards, futures. options, or swaps) unless they are sure that they do not possess nonpublic information about the Company’s trading activities in aluminum financial derivatives.

b.      Short sales of Video River Networks securities (a sale of securities which are not then owned) and derivative or speculative transactions in Video River Networks securities are prohibited.

c.       No Covered Person is permitted to purchase or use, directly or indirectly through family members or other persons or entities, financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) that are designed to hedge or offset any decrease in the market value of Video River Networks securities.

d.      Directors and Section 16 Officers (defined below) are prohibited from holding Video River Networks securities in margin accounts, pledging Video River Networks securities as collateral, or maintaining an automatic rebalance feature in savings plans, deferred compensation or deferred fee plans.

3. Definitions

A) Material non-public information:  Material non-public information is defined to be information that is not known to persons outside the immediate company that could be relied upon or considered significant to an investor making a decision to buy or sell Video River Networks securities.  It is currently very difficult to define each and every category under this heading.  However, any information that should be considered sensitive and non-public material includes but is not limited to the following:

i) Financial results;

ii) Future Earnings or Losses;

iii) News of a pending or proposed sale, merger or acquisition;

iv) Acquisitions, Mergers or Divestitures;

v) Impending bankruptcy or financial liquidity problems;

vi) Major changes in senior management;

vii) Stock dividends or splits;

viii) New equity or debt offerings;

ix) Large contracts in a pending status or in discussion.

Remember, anyone who is reviewing your securities transactions will be doing so after the fact, with the benefit of hindsight.  As such, before engaging in any transaction, you should carefully consider how the others might view the transaction.

B) Black-Out Periods: Trading in Video River Networks securities by certain designated individuals is prohibited during the Company’s blackout periods.  A “Black-Out Period” is a time before and after a significant event wherein an insider may not buy or sell Video River Networks securities without violating this Policy.

There are four Black-Out Periods for insiders of Video River Networks.  These include twenty (20) days prior to the release of financial results for the periods ending March 31, June 30, September 30 and December 31 of each year and end after three full trading days of Video River Networks securities on the OTCPINK (or any other recognized nation medium of which Video River Networks securities publicly trade [“Other Medium”]) after the results are announced for the preceding fiscal period.  If the last day of the month falls on a weekend, the Black-Out Period will start at the close of business on the last trading day prior to the weekend.

Additional Black-Out Periods may occur when other material events occur, such as a press release sent out to the public, wherein only a select few persons have knowledge of the event.  If you are one of these individuals, or if it would appear to an outsider that you were likely to have had access to such information related to the event, then you will not be allowed to purchase or sell Video River Networks securities so long as the event remains non-public information and for three full trading days of Video River Networks securities on the OTCPINK or Other Medium after the event is made public.

Also, Video River Networks may occasionally issue interim earnings guidance or other potentially material information by filing with the Securities and Exchange Commission a Form 8-K or by other means designed to achieve widespread dissemination of the information.  You should anticipate that trades are unlikely to be pre-cleared while Video River Networks is in the process of assembling the information to be released and until the information has been released and fully absorbed by the public market.  The existence of an additional Black-Out Period will not be announced.  If you request pre-clearance of a transaction in Video River Networks’s securities during an additional Black-Out Period, you will be informed of the existence of a Black-Out Period, but you may not be advised of the reason for the Black-Out.

If you are made aware of the existence of an additional Black-Out Period, you should not disclose the existence of the Black-Out Period to any other person.  Whether or not you are designated as being subject to an additional Black-Out Period, you still have the obligation not to purchase or sell Video River Networks securities while you are aware of the material non-public information.

These Black-Out Periods do not apply to the exercise of Stock Option Agreements for Rule 144 common stock of Video River Networks that are issued by Video River Networks or other stock issuances approved by the Board of Directors.

C) Securities:  Securities of Video River Networks are defined as common stock, preferred stock, options to purchase stock, warrants, convertible debt and/or derivative securities.

4. Policy

❖ No insider may buy or sell Video River Networks securities at any time when they have material non-public information relating to Video River Networks.

❖ No insider may buy or sell securities of another company at any time when they have material non-public information about that company, including, without limitation, any company that we conduct ordinary business with, such as customers, vendors or suppliers, when that information is obtained during the course of his/her employment with Video River Networks.

❖ No insider may disclose material non-public information to third parties, to any other person, including family members, or make recommendations or express opinions on the basis of material non-public information with regard to trading securities.

❖ No insider who receives or has access to our material non-public information may comment on the stock price movement or rumors of other corporate developments that are of possible significance to the investing public, unless it is part of his/her job description (e.g. Investor Relations) or you have been specifically pre-authorized by the Video River Networks CEO or CFO in each instance.

❖ If you comment on stock price movement or rumors and/or disclose material non-public information, you should immediately contact Video River Networks’s Chief Compliance Officer.

❖ No insider may buy or sell our securities during any of the four Black-Out Periods that occur each fiscal year or any other Black-Out Period.

❖ This Policy continues in effect until the end of the first Black-Out Period after termination of employment or other relationship with Video River Networks.

5. Special Rules

If a concern or question relating to your status within Video River Networks (insider or not, etc.) should arise, please contact the Chief Compliance Officer.

A) Special Rules applicable to the Board of Directors, those officers of Video River Networks who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (persons subject to reports on Forms 3, 4, and 5), and other employees who may be designated from time to time by Video River Networks’s Compliance Officer.

a. In addition to the restrictions related to the trading of Video River Networks securities as defined in Section 4 above, insiders shall not purchase or sell any Video River Networks securities, except:

i. After first consulting with and pre-clearing such transaction with the Video River Networks’s Compliance Officer;

ii. Only during the period commencing at the opening of the fourth full day after earnings are released with respect to the preceding fiscal quarter and ending twenty (20) days prior to the end of the current fiscal quarter.

b. In addition to the restrictions related to the trading of Video River Networks securities as defined in Section 4 above, insiders shall:

i. Not engage in short sales of Video River Networks securities;

ii. Not buy or sell put options, call options or other derivatives of the Video River Networks’s securities.

c. In addition to the restrictions related to the trading of Video River Networks securities as defined in Section 4 above, insiders shall:

i. Comply with SEC Rule 10b-5 with his/her broker when placing sales of Video River Networks securities near a Black-Out Period Date.

B) Special Rules applicable to officers of Video River Networks that are not subject to Section 16 of the Exchange Act, and assistants and secretaries of insiders, and certain other employees that may be designated from time to time by Video River Networks’s Compliance Officer.

a. In addition to the restrictions related to the trading of Video River Networks securities as defined in Section 4 above, insiders shall not:

i. Purchase or sell any Video River Networks securities except during the period commencing at the opening of the fourth full day after earnings are released with respect to the preceding fiscal quarter and ending twenty (20) days prior to the end of the current fiscal quarter;

ii. Not engage in short sales of Video River Networks securities.

6. Exceptions to the Policy

The restriction related to the trading of Video River Networks securities as defined in Section 4 above does not apply to the following item:

a.       Exercise of a Stock Options. This Policy Statement does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy Statement does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

b.      Restricted Stock Awards. This Policy Statement does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.

c.       401(k) Plan. This Policy Statement does not apply to purchases of Company Securities in the Company’s 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy Statement does apply, however, to certain elections you may make under the 401(k) plan, including: (i) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (ii) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (iii) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (iv) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

d.      Dividend Reinvestment Plan. This Policy Statement does not apply to purchases of Company Securities under the Company’s dividend reinvestment plan resulting from your reinvestment of dividends paid on Company Securities. This Policy Statement does apply, however, to voluntary purchases of Company Securities resulting from additional contributions you choose to make to the dividend reinvestment plan, and to your election to participate in the plan or increase your level of participation in the plan. This Policy Statement also applies to your sale of any Company Securities purchased pursuant to the plan.

e.       Other Similar Transaction. Any purchase of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy Statement.

f.       Transactions Not Involving a Purchase or Sale. Bona fide gifts of securities are not subject to this Policy Statement unless such gift is made for the purpose of evading this Policy Statement (for example, the person making the gift has reason to believe that the recipient intends to sell the Company Securities while the officer, employee or director is aware of Material Nonpublic Information).

7. Potential Criminal and/or Civil Liability and/or Disciplinary Action

The items set forth in this Policy are simply to be viewed as guidelines, not as comprehensive coverage of all potential instances.  Appropriate judgment should be exercised by each individual in connection with the purchase or sale of securities.

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not trade in Video River Networks securities (or the securities of another entity) while in possession of material nonpublic information.  In all cases, the ultimate responsibility for adhering to this Policy and avoiding improper trading rests with the individual, and any action on the part of the Company, its officers and Secretary or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

Insiders found liable for insider trading may be subject to criminal penalties of up to $1,000,000 and up to ten (10) years in jail for trading of securities based on material non-public information.  In addition, insiders may also be liable for conducting transactions improperly by any person to whom they have disclosed the material non-public information.  The Securities and Exchange Commission has imposed large penalties even when the disclosing person did not profit, directly or indirectly, from the trade(s).  There are also civil penalties of up to three times the profit gained or loss avoided that may be imposed.

Video River Networks may also be found liable for insider trading by any insider.  Video River Networks may be fined up to $2.5 million dollars as a criminal penalty, as well as the greater of $1.0 million or three times the profit gained or loss avoided as a result of an insider’s violation for civil penalties.

Furthermore, any employees who are found in violation of this Policy will be subject to disciplinary action as outlined in the Employee Handbook, including ineligibility of future participation in equity incentive plans or termination of employment for cause.  A violator may also be subject to severe legal penalties under applicable securities laws.

For all purposes of this Policy, Frank I Igwealor shall be designated as the “Chief Compliance Officer.”  Mr. Igwealor’s telephone number is 310-895-1839; and his e-mail address is contact@kid-castle.com.

All communications of every kind hereunder shall be in writing or shall be of no effect.

ACKNOWLEDGMENT CONCERNING INSIDER TRADING POLICY

I, acknowledge that I have read and understand the Insider Trading Policy of Video River Networks and that I agree to abide by the provisions stated therein.  I further certify that I understand that failure to adhere to these rules will result in serious consequences and may result in termination of my employment with Video River Networks.

Dated this ____ day of ______________  20___.

Signature:

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Name: